NO ACT

P.E.
12/16/2013



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



February 4, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-4-14

Richard G. Schmalzl
Graydon Head & Ritchey LLP
rschmalzl@graydon.com

Re: Fifth Third Bancorp
Incoming letter dated December 16, 2013

Dear Mr. Schmalzl:

This is in response to your letters dated December 16, 2013 and February 3, 2014 concerning the shareholder proposal submitted to Fifth Third Bancorp by the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio and First Affirmative Financial Network, LLC. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Holly A. Testa
First Affirmative Financial Network, LLC
hollytesta@firstaffirmative.com

February 4, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Third Bancorp
Incoming letter dated December 16, 2013

The proposal relates to a report.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Fifth Third Bancorp failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Fifth Third Bancorp's request for additional information from the proponent. In this regard, Staff Legal Bulletin No. 14F (October 18, 2011) indicates the staff will grant no-action relief to a company on the basis that the proponent's proof of ownership is not from a DTC participant only if the company's request for additional information from the proponent describes the required proof of ownership in a manner that is consistent with the guidelines contained in the bulletin. We note that the Staff Legal Bulletin provides guidance on how a shareholder can determine whether its broker or bank is a DTC participant and how to determine who the DTC participant is if the shareholder's broker or bank is not a DTC participant. We further note that Fifth Third Bancorp's request for additional information from the proponent did not indicate how the proponent could determine who the DTC participant is for the proponent's broker or bank.

The proponent should be able to determine who this DTC participant is by asking its broker or bank or, if the broker is an introducing broker, the proponent may also be able to learn the identity and telephone number of the DTC participant through the proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. Accordingly, unless the proponent provides Fifth Third Bancorp with a proof of ownership letter from a DTC participant verifying continuous ownership for the one-year period as required by rule 14a-8(b), within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Fifth Third Bancorp omits the Sisters of Charity of the Incarnate Word, San Antonio as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GRAYDON HEAD

LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Direct: (513) 629-2828
rschmalzl@graydon.com

February 3, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: ***Fifth Third Bancorp***
Shareholder Proposal on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Reference is made to our letter dated December 16, 2013 (the "No-Action Request"), on behalf of Fifth Third Bancorp, an Ohio corporation (the "Company"), in which we requested the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur that it will take no action if the Company excludes the proposal referenced in the No-Action Request (the "Proposal"), submitted by the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio (the "Proponent"), from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders. For the convenience of the Staff, a copy of the No-Action Request, enclosing the Proposal, and all related correspondence to and from the Proponent is attached hereto as Exhibit A.

This letter supplements the No-Action Request to clarify that the Proponent is a co-proponent of the Proposal, and the Company is requesting only that the Staff concur it will take no action if the Company omits the Proponent as a co-proponent of the Proposal.[1]

The Staff has granted no-action relief to companies that omit a co-proponent of a proposal when such co-proponent fails to satisfy the procedural requirements of Rule 14a-8. *See, UnitedHealth Group Incorporated* (March 15, 2012); *Anadarko Petroleum Corporation* (January 26, 2011); and *AT&T Inc.* (December 16, 2010) (all concurring with the exclusion of a co-proponent of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-

[1] The Proponent's co-sponsor satisfied all procedural requirements of Rule 14a-8 in submitting the identical proposal. The Company's No-Action Request does not seek any relief relating to the co-sponsor's proposal.

proponent failed to supply documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)). Accordingly, the Proponent may be excluded as a co-proponent of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) for the reasons stated herein, as well as in the No-Action Request.

If we can be of any further assistance in this matter or provide you with any additional information, please do not hesitate to call me at (513) 629-2828. Should the Staff disagree with the Company's conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Ms. Holly A. Testa, First Affirmative Financial Network, LLC (via Email)

Ms. W. Esther Ng, The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio

Mary E. Tuuk
Executive Vice President of Corporate Services and Board Secretary

Exhibit A

The No-Action Request and Related Correspondence

See Attached.

4696819.2

GRAYDON HEAD
LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Direct: (513) 629-2828
rschmalzl@graydon.com

December 16, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: ***Fifth Third Bancorp***
Shareholder Proposal on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Fifth Third Bancorp, an Ohio corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal received from the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio (the "Proponent"). The Proponent has authorized First Affirmative Financial Network, LLC ("FAFN") to act on its behalf for all purposes related to the shareholder proposal.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have:

- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") via e-mail at shareholderproposals@sec.gov no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The resolved portion of the shareholder proposal states:

> "**Resolved:** that the shareholders of **Fifth Third Bancorp** ("Fifth Third" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or to influence the general public, or any segment thereof, with respect to an election or referendum.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including the identity of the recipient as well as the amount paid to each and the title(s) of the person(s) in the Company responsible for decision-making.
>
> The report shall be presented to the board of directors or relevant board committee and posted on the Company's website."

A copy of the entire shareholder proposal is attached hereto as Exhibit A (the "Proposal"), as well as related correspondence to and from the Proponent.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.

ANALYSIS

Rule 14a-8(b)(1) requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving its ownership eligibility to submit a proposal to the company.

The Proponent fails to demonstrate that these Rule 14a-8 ownership requirements have been satisfied because no proof of ownership was provided by a DTC participant or an affiliate of a DTC participant, as required by Rule 14a-8(b)(2)(i). Under Rule 14a-8, at the time a shareholder submits a proposal, the shareholder must prove eligibility by submitting either:

- A written statement from the record holder of the securities (usually a broker or bank that is a Depositary Trust Company ("DTC") participant) verifying that, at the time the shareholder submits the proposal, the shareholder continuously held at least $2,000 in market value or 1% of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date the shareholder submitted the proposal; or

- A copy of Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year eligibility period begins.

In Staff Legal Bulletin No. 14F, the Staff clarified that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC. In accordance with this guidance, a shareholder that owns shares through a broker or bank that is not a DTC participant must obtain and submit two proof of ownership statements – one from the shareholder's broker or bank confirming the shareholder's ownership and one from the DTC participant through which the securities are held confirming the ownership of the shareholder's broker or bank. In Staff Legal Bulletin No. 14G, the Staff stated the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct such deficiency within the required 14 day time period.

On October 31, 2013, the Proponent submitted the Proposal to the Company dated November 1, 2013. At the time of such submission, the Congregation failed to demonstrate that the Rule 14a-8 ownership requirements had been satisfied. On November 7, 2013, the Company sent a deficiency notice to the Proponent and FAFN via certified mail and electronic mail. Such notice identified two procedural defects under Rule 14a-8, including the failure to demonstrate that the Rule 14a-8 ownership requirements had been satisfied. On November 8, 2013, the Company received a response to such deficiency notice from the Proponent, which was postmarked November 6, 2013. The Proponent's response failed to demonstrate that the Rule 14a-8 ownership requirements had been satisfied because the proof of ownership letter provided by the Proponent was not provided by a DTC participant or an affiliate of a DTC participant. Systemtatic Financial Management, L.P. submitted the proof of ownership letter on the Proponent's behalf, and Systematic Financial Management, L.P. is not identified as a DTC participant on the DTC participant list as of October 31, 2013. Additionally, it does not appear Systematic Financial Management, L.P. is an affiliate of a DTC participant. On November 22, 2013, the Company sent another deficiency notice to the Proponent and FAFN via electronic mail. Such notice explained the Proponent's failure to establish the requisite ownership eligibility to submit the Proposal. The Proponent never responded to this notice of deficiency. The Proponent, having received timely and adequate notices of deficiency from the Company, did not submit satisfactory verification of its ownership of shares of the Company's common stock and has thus failed to comply with Rule 14a-8(b). Consequently, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1). The correspondences, including the deficiency notices, regarding the Proposal are attached hereto as Exhibit A.

We acknowledge that the Staff in some instances has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the Staff primarily grants such extension only where the issuer's response contains inadequate information as to how the shareholder can remedy the procedural deficiencies. *See, e.g. Sysco Corp.* (Aug. 10, 2001). In this case, an extension of the response period is not warranted because the deficiency notice to the Proponent fully explained that Systematic Financial Management, L.P. is not a DTC participant or an affiliate of a DTC participant and that, therefore, the proof of ownership letter failed to satisfy Rule 14a-8(b)(2)(i) and failed to demonstrate that the Rule 14a-8 ownership requirements had been met. The Company notified the Proponent that this defect could be cured by obtaining a second letter demonstrating proof of ownership from the bank or broker that is a DTC participant through which Systematic Financial Management, L.P. holds shares of the Company's common stock. Thus, the Company's deficiency notice provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8 and the Staff's guidance under Staff Legal Bulletin No. 14F (Oct. 18, 2011).

The Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when insufficient proof of ownership is submitted by the proponent. *See, e.g Union Pacific Corp.* (January 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Cisco Systems, Inc.* (July 11, 2011); *I.D. Systems, Inc.* (March 31, 2011); *Amazon.com, Inc.* (March 29, 2011); *Time Warner Inc.* (February 19, 2009); and *Alcoa Inc.* (February 18, 2009). Similar to these precedents, the Proponent has failed to provide satisfactory evidence of eligibility to submit the Proposal under Rule 14a-8. Accordingly, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

By copy of this letter, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2014 Proxy Materials.

If we can be of any further assistance in this matter or provide you with any additional information, please do not hesitate to call me at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Ms. Holly A. Testa, First Affirmative Financial Network, LLC (via Email)

Ms. W. Esther Ng, The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio

Mary E. Tuuk
Executive Vice President of Corporate Services and Board Secretary

Exhibit A

The Shareholder Proposal

See Attached.

4601263.1



Called to be God's love in today's world

November 1, 2013

Paul L. Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza, MD10AT76
Cincinnati, Ohio 45263

Sent by Fax: 513-534-6757

Dear Mr. Reynolds:

I am writing you on behalf the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on a Report on Political Spending. In brief, the proposal states: **Resolved**, that the shareholders of **Fifth Third Bancorp** ("Fifth Third" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's: policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or to influence the general public, or any segment thereof, with respect to an election or referendum; monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including the identity of the recipient as well as the amount paid to each and the title(s) of the person(s) in the Company responsible for decision-making.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with First Affirmative Financial Network. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 10,625 shares or $2000 worth of Fifth Third Bancorp stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Holly A. Testa, Director, Shareowner Engagement at hollytesta@firstaffirmative.com or at 303-641-5190. Holly Testa as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2014 Shareholder Resolution

4503 Broadway • San Antonio, TX 78209 • ph.210.828.2224 • fx 210.828.9741 • www.amormeus.org

Report on Political Spending

Resolved, that the shareholders of **Fifth Third Bancorp** ("Fifth Third" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or to influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including the identity of the recipient as well as the amount paid to each and the title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Supporting Statement

As long-term shareholders of Fifth Third, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the company and its shareholders and critical for compliance with ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said, "Disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Fifth Third's code of conduct says that it is "prohibited from engaging in politics." However, public records show the company has contributed almost $1.2 million in corporate funds since the 2002 election cycle. As a long-term shareholder our Company, we believe a more clear disclosure of its policies and expenditures on political activities is warranted.

Relying on publicly available data does not provide a complete picture of a company's political spending. For example, the Company's payments to trade associations and other tax-exempt organizations used for political activities are undisclosed and unknown. This proposal asks the Company to disclose all of its political spending, including those through third parties. This would bring our Company in line with a growing number of its leading peer companies, including **Wells Fargo & Company, U.S. Bancorp** and **BB&T Corporation** that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.



Called to be God's love in today's world

November 1, 2013

Systematic Financial
Mr. Scott Garrett, VP
300 Frank W. Burr Blvd, 7th Floor
Teaneck, NJ 07666

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Scott:

We are in the process of filing a shareholder resolution with FIFTH THIRD BANCORP. Our filing letter is dated November 1, 2013. The letter of verification needs to have this date and needs to arrive no later than November 20, 2013. We have included a sample letter.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Fifth Third Bancorp
proxies to us.

Thank you for your cooperation in this matter.

Yours truly,



W. Esther Ng
General Treasurer

Enclosure: DTC Custodian Sample Letter

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828.9741 • www.amormeus.org



H. Samuel Lind, Esq.
Vice President and Counsel

November 7, 2013

Via Certified Mail and Electronic Mail (hollytesta@firstaffirmative.com)
Return Receipt Requested

Ms. Holly A. Testa
Director, Shareowner Engagement
On behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
First Affirmative Financial Network, LLC
2503 Walnut Street, Suite 201
Boulder, Colorado 80302

With a copy to:

W. Esther Ng
General Treasurer
The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
4503 Broadway
San Antonio, Texas 78209

Re: **Shareholder Proposal on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Ms. Testa:

I am writing this letter on behalf of Fifth Third Bancorp in response to the shareholder proposal recently submitted by the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio (the "Congregation") to Fifth Third Bancorp (the "Proposal"). The Congregation indicates in its submission of the Proposal that you are the contact person for the Proposal. The Proposal requests that Fifth Third Bancorp prepare a report on Fifth Third Bancorp's political spending policies and practices.

Rule 14a-8 of the Securities Exchange Act of 1934 governs the process for shareholder proposals. A copy of this rule is included for your reference.

Rule 14a-8(b)(1) requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving its eligibility to submit a proposal to the company.

The Congregation's submission of the Proposal is procedurally deficient under Rule 14a-8 in two ways. First, such letter fails to include a written statement from the Congregation that it intends to continue to hold the requisite amount of securities entitled to vote on the Proposal at the 2014 annual meeting of shareholders through the date of the 2014 annual meeting, as required by Rule 14a-8(b)(2)(i). Instead, the Congregation simply states that it holds the requisite amount of "Fifth Third Bancorp stock" without identifying which class of stock it holds. To cure this defect, the Congregation should submit a revised submission cover letter clearly identifying its ownership of shares of Fifth Third Bancorp common stock.

Second, the Congregation fails to demonstrate that the Rule 14a-8 ownership requirements have been satisfied. Under Rule 14a-8, at the time a shareholder submits a proposal, the shareholder must prove eligibility by submitting either (collectively, "Proof of Ownership Letter"):

- A written statement from the record holder of the securities (usually a broker or bank that is a Depositary Trust Company ("DTC") participant) verifying that, at the time the shareholder submits the proposal, the shareholder continuously held at least $2,000 in market value or 1% of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date the shareholder submitted the proposal; or

- A copy of Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year eligibility period begins.

The Congregation fails to include a Proof of Ownership Letter with its submission of the Proposal. In its submission cover letter, the Congregation indicates that verification of ownership will follow including proof from a DTC participant. The Congregation includes in its submission of the Proposal a letter to Systematic Financial, assumedly the custodian of the Fifth Third Bancorp securities on behalf of the Congregation, requesting a letter of verification be sent to Fifth Third Bancorp by November 20, 2013. Rule 14a-8(b) makes it clear that a Proof of Ownership Letter must be submitted at the time a shareholder submits a proposal, not 19 days after such proposal is submitted. To cure this defect, the Congregation should submit a Proof of Ownership Letter to Fifth Third Bancorp not later than 14 calendar days from the date you received this notification.

For the foregoing reasons, as of the date of this letter, the Congregation has not substantiated its eligibility to submit the Proposal according to Rule 14a-8(b).

This letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period, Fifth Third Bancorp intends to exclude the Proposal from its proxy materials based upon your failure to comply with Rule 14a-8(b).

Please feel free to contact me with any further items with respect to this matter.

Very truly yours,



H. Samuel Lind

Enclosure

cc: Mary E. Tuuk
Executive Vice President of Corporate Services and Board Secretary

W. Esther Ng
General Treasurer
The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio

4537789.2

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14a-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our antifraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



300 FRANK W. BURR BLVD. 7TH FLOOR TEANECK, NJ 07666
201-928-1982 TOLL FREE 800-258-0497 FAX 201-928-1465
www.sfmlp.com

November 1, 2013

Paul L. Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza, MD10AT76
Cincinnati, Ohio 45263

Re: Co-filing of shareholder resolution - Report on Political Spending

"As of November 1, 2013, Systematic Financial Management, L.P., Investment Manager for the Congregation of the Sisters of Charity of the Incarnate Word, held, and has held continuously, for at least one year, $2,000 worth of FIFTH THIRD BANCORP (FITB)."

Systematic will maintain this security in our portfolio at least through the date of the company's next annual meeting.

Do not hesitate to call me if you need any additional information.

Kind regards,

Michele Egeberg
Compliance Officer & Manager

cc: W. Esther Ng, General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word

Scott Garrett, Senior Vice President
Systematic Financial Management, L.P.


FIFTH THIRD BANK

H. Samuel Lind, Esq.
Vice President and Counsel

November 22, 2013

<u>Via Certified Mail and Electronic Mail (hollytesta@firstaffirmative.com)</u>
<u>Return Receipt Requested</u>

Ms. Holly A. Testa
Director, Shareowner Engagement
On behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
First Affirmative Financial Network, LLC
2503 Walnut Street, Suite 201
Boulder, Colorado 80302

With a copy to:

W. Esther Ng
General Treasurer
The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
4503 Broadway
San Antonio, Texas 78209

Re: **Proof of Ownership**

Dear Ms. Testa:

I am writing this letter on behalf of Fifth Third Bancorp regarding the attached proof of ownership letter (the "Letter") submitted by Systematic Financial Management, L.P. on behalf of the Sisters of Charity of the Incarnate Word, San Antonio (the "Congregation") pursuant to Rule 14a-8. On October 31, 2013, the Congregation submitted a shareholder proposal to Fifth Third Bancorp dated November 1, 2013 requesting that Fifth Third Bancorp prepare a report on Fifth Third Bancorp's political spending policies and practices. At the time of such submission, the Congregation failed to demonstrate that the Rule 14a-8 ownership requirements had been satisfied.

On November 7, 2013, Fifth Third Bancorp sent to the addressees listed above via certified mail and electronic mail the attached notice of procedural defect. Such notice identified two procedural defects under Rule 14a-8, including the failure to demonstrate that the Rule 14a-8 ownership requirements had been satisfied. On November 8, 2013, Fifth Third Bancorp received the Letter, which was postmarked November 6, 2013.

As previously noted, Rule 14a-8 of the Securities Exchange Act of 1934 governs the process for shareholder proposals. A copy of this rule is included for your reference.

The Letter fails to demonstrate that the Rule 14a-8 ownership requirements have been satisfied because it is not provided by a DTC participant or an affiliate of a DTC participant. Under Rule 14a-8, at the time a shareholder submits a proposal, the shareholder must prove eligibility by submitting either:

- A written statement from the record holder of the securities (usually a broker or bank that is a Depositary Trust Company ("DTC") participant) verifying that, at the time the shareholder submits the proposal, the shareholder continuously held at least $2,000 in market value or 1% of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date the shareholder submitted the proposal; or

- A copy of Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year eligibility period begins.

In Staff Legal Bulletin No. 14F, the Staff clarified that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC. In accordance with this guidance, a shareholder that owns shares through a broker or bank that is not a DTC participant must obtain and submit two proof of ownership statements – one from the shareholder's broker or bank confirming the shareholder's ownership and one from the DTC participant through which the securities are held confirming the ownership of the shareholder's broker or bank. In Staff Legal Bulletin No. 14G, the Staff stated the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Systematic Financial Management, L.P. is not identified as a DTC participant on the DTC participant list as of October 31, 2013. Additionally, it does not appear Systematic Financial Management, L.P. is an affiliate of a DTC participant. Therefore, the Letter fails to satisfy Rule 14a-8(b)(2)(i) and fails to demonstrate that the Rule 14a-8 ownership requirements have been met. To cure this defect, the Congregation should obtain a second letter demonstrating proof of ownership from the bank or broker that is a DTC participant through which Systematic Financial Management, L.P. holds shares of Fifth Third Bancorp common stock.

For the foregoing reasons, as of the date of this letter, the Congregation has failed to submit adequate proof of ownership and has not substantiated its eligibility to submit the Proposal according to Rule 14a-8(b).

This letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period, Fifth Third Bancorp intends to exclude the Proposal from its proxy materials based upon your failure to comply with Rule 14a-8(b).

Please feel free to contact me with any further items with respect to this matter.

Very truly yours,



H. Samuel Lind

Enclosure

cc: Mary E. Tuuk
Executive Vice President of Corporate Services and Board Secretary

W. Esther Ng
General Treasurer
The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio

4570194.1



300 FRANK W. BURR BLVD. 7TH FLOOR TEANECK, NJ 07666
201-928-1982 TOLL FREE 800-258-0497 FAX 201-928-1465
www.sfmlp.com

November 1, 2013

Paul L. Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza, MD10AT76
Cincinnati, Ohio 45263

Re: Co-filing of shareholder resolution - Report on Political Spending

"As of November 1, 2013, Systematic Financial Management, L.P., Investment Manager for the Congregation of the Sisters of Charity of the Incarnate Word, held, and has held continuously, for at least one year, $2,000 worth of FIFTH THIRD BANCORP (FITB)."

Systematic will maintain this security in our portfolio at least through the date of the company's next annual meeting.

Do not hesitate to call me if you need any additional information.

Kind regards,

Michele Egeberg
Compliance Officer & Manager

cc: W. Esther Ng, General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word

Scott Garrett, Senior Vice President
Systematic Financial Management, L.P.

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.